===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _______________

                                  SCHEDULE TO
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                             Under Section 14(d)(1)
           of Section 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 5)
                                _______________

                              CAREERBUILDER, INC.
                       (Name of Subject Company (Issuer))

                              CB ACQUISITION CORP.
                             CAREER HOLDINGS, INC.
                                TRIBUNE COMPANY
                             KNIGHTRIDDER.COM, INC.
                                ROBERT MCGOVERN
                                JAMES WINCHESTER
                      (Name of Filing Persons (Offerors))

                               ----------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                               ----------------

                                   141684100
                     (CUSIP Number of Class of Securities)

                               ----------------

                                 Mark W. Hianik
                           435 North Michigan Avenue
                            Chicago, Illinois 60611
(Name, address and telephone number of person authorized to receive notices and communication on behalf of filing persons)

                                   Copies to:

       Peter Lillevand            Adrienne Lilly              Pran Jha
    Orrick, Herrington &       50 West San Fernando        Sidley & Austin
        Sutcliffe LLP                 Street               Bank One Plaza
  Old Federal Reserve Bank           7th Floor        10 South Dearborn Street
          Building             San Jose, California    Chicago, Illinois 60603
     400 Sansome Street                95113            Telephone: (312) 853-
  San Francisco, California    Telephone: (408) 938-            7000
            94111                      0260
  Telephone: (415) 392-1122

   Check the appropriate boxes below to designate any transactions to which the statements relates:

[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[X]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

================================================================================

   This Amendment No. 5 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by CB Acquisition Corp., a Delaware corporation ("Purchaser") and Career Holdings, Inc. a Delaware corporation ("Career Holdings"), on July 25, 2000 as amended by Amendments No. 1, 2, 3 and 4 thereto (as amended, the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.001 per share ("Common Stock") of CareerBuilder, Inc., a Delaware corporation ("Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Item 4 ("Terms of the Transaction"); Item 11 ("Additional Information"); Item 13 ("Information Required by Schedule 13E-3").

   Items 4, 11 and 13 of the Schedule TO are hereby amended and supplemented as follows:

   The thirteenth paragraph under the subsection titled "Background of the Offer; Contacts with CareerBuilder" to Section 1 of the Offer to Purchase ("Special Factors") is hereby amended and supplemented by adding the following thereto:

     "Following the meeting, Mr. McGovern contacted the representative of the unaffiliated investment bank and advised him that CareerBuilder was not interested in pursuing the expression of interest at that time. No additional steps were taken to explore that expression of interest."

   The paragraph under the subsection titled "Recommendation of the Independent Committee and the CareerBuilder Board; Fairness of the Transaction" under
Section 1 of the Offer to Purchase ("Special Factors") is hereby amended and supplemented by adding the following thereto:

     "In particular, CareerBuilder believes that the Offer and the Merger are advisable, fair and in the best interests of the CareerBuilder stockholders who are unaffiliated with the proposed acquirors."

   The eleventh numbered paragraph under the subsection titled "Independent Committee" under Section 1 of the Offer to Purchase ("Special Factors") is hereby amended to state in its entirety the following:

     "(11) Possible Decline in Market Price of Common Stock. The Independent Committee also considered the potential benefits and risks of remaining an independent public company. The Independent Committee considered the possibility that if a merger transaction with Career Holdings were not negotiated, it is possible that because of a decline in the market price of the Shares or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the $8.00 per Share price to be received by stockholders in connection with the Offer and the proposed Merger."

   The second paragraph under the subsection titled "Board of Directors of CareerBuilder" under Section 1 of the Offer to Purchase ("Special Factors") is hereby amended and supplemented by adding the following thereto:

     "Except as set forth in the factors described above, neither the Independent Committee nor the Board of Directors considered negative factors relating to the proposed transaction."

   The subsection titled "Position of Career Holdings and Purchaser Regarding Fairness of the Offer and the Merger" under Section 1 of the Offer to Purchase ("Special Factors") is hereby amended to state in its entirety the following:

     "Position of Career Holdings, Purchaser, Tribune, KnightRidder.com, Robert J. McGovern and James A. Winchester Regarding Fairness of the Offer and the Merger.

     Career Holdings, Purchaser, Tribune, KnightRidder.com, Robert McGovern and James Winchester believe that the consideration to be received by CareerBuilder's stockholders pursuant to the Offer and the Merger is fair to and in the best interests of CareerBuilder's stockholders. Career Holdings, Purchaser, Tribune, KnightRidder.com, Robert McGovern and James Winchester base their belief on the following factors: (i) the conclusions and recommendations of the Independent Committee and the CareerBuilder Board that the Merger is advisable, fair and in the best interests of CareerBuilder's stockholders, (ii) the fact that the Offer and the Merger and the other terms and conditions of the Merger Agreement were the result of arm's length, good faith negotiations between the Independent Committee and Career Holdings and their respective advisors, (iii) the fact that the Independent Committee received an opinion from Credit Suisse First Boston that, as of July 16, 2000 and based upon and subject to certain assumptions and matters set forth in the opinion, the Offer Price and the Merger Consideration to be received by the holders of Shares in the Offer and the Merger are fair, from a financial point of view, to holders of Shares (other than Career Holdings and its affiliates and Robert J. McGovern and James A. Winchester), (iv) the fact that the consideration to be paid in the Offer represents a premium of approximately 93.9% over the reported closing sale price on the last full trading day prior to the announcement of the proposed transaction and a premium in excess of 134% over the 30-trading day average closing sale price for the period prior to announcement of the proposed transaction, and (v) the Offer and the Merger will each provide consideration to the stockholders entirely in cash.

     Career Holdings, Purchaser, Tribune, KnightRidder.com, Robert McGovern and James Winchester did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching its conclusion as to fairness.

     The foregoing discussion of the information and factors considered and given weight by Career Holdings, Purchaser, Tribune, KnightRidder.com, Robert McGovern and James Winchester is not intended to be exhaustive but is believed to include all material factors considered by Career Holdings, Purchaser, Tribune, KnightRidder.com, Robert McGovern and James Winchester.

     Career Holdings believes that the Offer and the Merger are advisable, fair and in the best interests of the CareerBuilder stockholders who are unaffiliated with the proposed acquirors."

   The subsection titled "Purpose and Structure of the Offer and the Merger; Reasons of Career Holdings for the Offer and the Merger" under Section 1 of the Offer to Purchase ("Special Factors") is hereby amended to state in its entirety the following:

     "Purpose and Structure of the Offer and the Merger; Reasons of Career Holdings, Purchaser, Tribune, KnightRidder.com, Robert J. McGovern and James A. Winchester for the Offer and the Merger.

     The purpose of Career Holdings, Tribune and KnightRidder.com in undertaking the Offer and the Merger is for Career Holdings and its subsidiaries to acquire all of the outstanding Shares. Upon the consummation of the Merger, CareerBuilder will become a wholly owned subsidiary of Career Holdings. The acquisition of Shares has been structured as a cash tender offer followed by a cash merger to effect a prompt and orderly transfer of ownership of CareerBuilder from the public stockholders to Career Holdings and provide stockholders with cash for all of their Shares. Robert McGovern's and James Winchester's purpose for engaging in the transaction is to allow the purchase of CareerBuilder by Career Holdings.

     Proceeding with the Offer and the Merger at this time would also, in the view of Career Holdings, Purchaser, Tribune, KnightRidder.com, Robert McGovern and James Winchester, afford CareerBuilder's stockholders an opportunity to dispose of their Shares at a premium over market prices.

     Career Holdings, Purchaser, Tribune, KnightRidder.com, Robert McGovern and James Winchester have concluded that the Offer and the Merger, including the Offer Price to be received by stockholders of CareerBuilder, are fair to the holders of the Shares (other than Messrs. McGovern and Winchester) based upon the factors described above under "Position of Career Holdings, Purchaser, Tribune, KnightRidder.com, Robert J. McGovern and James A. Winchester Regarding Fairness of the Offer and the Merger"."

   The first paragraph under the subsection titled "Plans for CareerBuilder After the Offer and the Merger" under Section 1 of the Offer to Purchase ("Special Factors") is hereby amended and supplemented by adding the following thereto:

     "As a result of the consummation of the Offer and the Merger, CareerBuilder will no longer be a publicly-held company, but will instead be a private company and a wholly-owned subsidiary of Career Holdings. The current stockholders of CareerBuilder will no longer have any equity interest in CareerBuilder; however, Robert McGovern and James Winchester will have an indirect interest in CareerBuilder as a result of their equity interest in Career Holdings. See "Special Factors--The Employment Agreements" and "Special Factors--Interests of Certain Persons in the Offer and in the Merger."

   The second paragraph under the subsection titled "Plans for CareerBuilder After the Offer and the Merger" under Section 1 of the Offer to Purchase ("Special Factors") is hereby amended and supplemented by adding the following after the third sentence thereto:

     "The CareerPath Merger will occur after the CareerBuilder Merger. CareerPath is a private company that is currently owned by Tribune, Knight-Ridder.com, The New York Times Company, The Washington Post Company, Cox Newspapers, Inc., Gannett CP, Inc. and the Hearst Corporation. The CareerPath Merger is being effected so that CareerPath and CareerBuilder will be under common ownership by Career Holdings, with Tribune, KnightRidder.com, Robert McGovern and James Winchester, indirectly owning the entire interest in both companies. Career Holdings, Tribune and KnightRidder.com believe that this ownership structure will simplify and streamline both businesses' operations and allow for more efficient management."

   The subsection titled "Transactions and Arrangements Concerning the Shares" under Section 1 of the Offer to Purchase ("Special Factors") is hereby amended to state in its entirety the following:

     "Transactions and Arrangements Concerning the Shares.

     To CareerBuilder's, Career Holdings', the Purchaser's, Tribune's, KnightRidder.com's, Robert McGovern's and James Winchester's knowledge, no transactions in the Shares, except as set forth in Schedule II, have been effected during the past 60 days by CareerBuilder or its executive officers (including Robert McGovern and James Winchester), directors, affiliates and any associates or majority owned subsidiaries and any executive officers or directors of any subsidiary, or by Career Holdings, Purchaser, Tribune or KnightRidder.com or their executive officers, directors, affiliates and any associates or subsidiaries.

     Since the commencement of CareerBuilder's second full fiscal year preceding the date of this Offer to Purchase, no purchases of Shares were made by CareerBuilder, Career Holdings, the Purchaser, Tribune,
  KnightRidder.com, Robert McGovern or James Winchester, except as described on Schedule II.

     Except as set forth in this Offer to Purchase, neither CareerBuilder, Career Holdings, the Purchaser, Tribune, KnightRidder.com, Robert McGovern or James Winchester, nor, to CareerBuilder's, Career Holdings', the Purchaser's, Tribune's, KnightRidder.com's, Robert McGovern's or James Winchester's knowledge, any of their respective affiliates, directors or executive officers or any person controlling CareerBuilder, Career Holdings, the Purchaser, Tribune, KnightRidder.com, Robert McGovern or James Winchester is a party to any contract, arrangement, understanding or relationship, other than the Stockholder Agreements, with any other person relating, directly or indirectly, to, or in connection with the Offer, with respect to any securities of CareerBuilder (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). Except as described in this Offer to Purchase, since July 16, 1998, no contracts or negotiations concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of CareerBuilder, an election of directors of CareerBuilder, or a sale or other transfer of a material amount of assets of CareerBuilder has been entered into or has occurred between any affiliates of CareerBuilder, Career Holdings, the Purchaser, Tribune, KnightRidder.com, Robert McGovern or James Winchester or, since CareerBuilder's initial public offering in May 1999, between CareerBuilder or any of its affiliates and any unaffiliated person. Except as described in this Offer to Purchase, since January 1, 1997, none of Career Holdings, the Purchaser, Tribune, KnightRidder.com, Robert McGovern or James Winchester has made any underwritten public offering of the Shares that was
  (i) registered under the Securities Act or (ii) exempt from registration under the Securities Act pursuant to Regulation A thereunder."

   The subsection titled "Interests of Certain Persons in the Offer and the Merger" under Section 1 of the Offer to Purchase ("Special Factors") is hereby amended to state in its entirety the following:

     "Interests of Certain Persons in the Offer and the Merger.

     Ownership of Shares. The directors and executive officers of CareerBuilder as a group beneficially owned, as of June 30, 2000, 9,639,508 Shares (excluding Shares issuable upon exercise of options or warrants) (which includes 3,350,540 Shares beneficially owned by Robert McGovern, representing approximately 14.0% of the Shares, and 693,750 Shares beneficially owned by James Winchester, representing approximately 2.9% of the Shares). Assuming that all such Shares are tendered pursuant to the Offer, such persons would receive an aggregate of $77,116,064 for their shares, including $26,804,320 by Mr. McGovern and $5,550,000 by Mr. Winchester. In addition, executive officers and directors of CareerBuilder hold Stock Options to purchase an aggregate of 352,000 Shares of which 45,000 are currently exercisable and all of which will become exercisable at the Effective Time of the Merger. Pursuant to the Merger Agreement, the directors and executive officers are entitled to receive in respect of such Stock Options Option Consideration determined in accordance with the provisions described under "--The Merger Agreement--Stock Based Compensation and Warrants." Assuming that no taxes are required to be withheld, the directors and executive officers of CareerBuilder as a group will receive an aggregate of $1,782,418 in respect of their Stock Options. See "--The Merger Agreement--Stock Based Compensation and Warrants." Mr. McGovern does not hold any Stock Options.

     Employment Agreements. Concurrently with the execution of the Merger Agreement, Career Holdings entered into the Employment Agreements. The Employment Agreements provide that, among other things, Mr. McGovern and Mr. Winchester will receive a specified salary and grant of stock options from Career Holdings. In addition, the Employment Agreements provide that after the Effective Time, Mr. McGovern shall purchase from Career Holdings 2,010,324 shares of common stock of Career Holdings, representing approximately 6% of the issued and outstanding shares of common stock of Career Holdings; and Mr. Winchester shall purchase from Career Holdings 346,875 shares of common stock of Career Holdings, representing approximately 1% of the issued and outstanding shares of common stock of Career Holdings. See "Special Factors--The Employment Agreements."

     Special Arrangements. James A. Tholen, Senior Vice President and Chief Financial Officer of CareerBuilder has an agreement with CareerBuilder that provides for the immediate vesting of one half of Mr. Tholen's unvested Stock Options in the event of a change of control of CareerBuilder. As a result of this provision, upon consummation of the Offer, options to purchase 128,750 Shares held by Mr. Tholen will vest immediately."

   The first sentence of the third paragraph under Section 2 of the Offer to Purchase ("Terms of the Offer") is hereby amended to state in its entirety the following:

     "Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, we also reserve the right, in our sole discretion, at any time or from time to time, to: (a) delay purchase of or, regardless of whether we previously purchased any Shares, payment for any Shares pending receipt of any regulatory or governmental approvals or expiration of the applicable regulatory or governmental waiting period specified in Section 14; (b) terminate the Offer (whether or not any Shares have previously been purchased) prior to the Expiration Date if any condition referred to in
  Section 13 has not been satisfied or
  upon the occurrence of any event specified in Section 13; and (c) except as set forth in the Merger Agreement, waive any condition or otherwise amend the Offer in any respect, in each case, prior to the Expiration Date, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement thereof."

   The first sentence of the first paragraph under Section 3 of the Offer to Purchase ("Acceptance for Payment and Payment for Shares") is hereby amended to state in its entirety the following:

     "Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of the Offer as so extended or amended), we will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date promptly after the Expiration Date."

   The title of Section 10 of the Offer to Purchase ("Certain Information Concerning Career Holdings and CB Acquisition Corp.") is hereby amended to state in its entirety the following:

     "10. Certain Information Concerning Career Holdings, CB Acquisition Corp., Tribune, KnightRidder.com, Robert J. McGovern and James A. Winchester."

   The second paragraph under Section 10 of the Offer to Purchase ("Certain Information Concerning Career Holdings, Tribune, KnightRidder.com, Robert J. McGovern and James A. Winchester") is hereby amended and supplemented by adding the following after the second sentence thereto:

     "The CareerPath Merger is expected to be consummated after the CareerBuilder Merger."

   The fifth paragraph under Section 10 of the Offer to Purchase ("Certain Information Concerning Career Holdings, Tribune, KnightRidder.com, Robert J. McGovern and James A. Winchester") is hereby amended to state in its entirety the following:

     "The name, citizenship, business address, business telephone number, principal occupation or employment and five-year business history of each of the directors and executive officers of Career Holdings, Purchaser, Tribune and KnightRidder.com and of each of Robert McGovern and James Winchester are described in Schedule I hereto."

   The title of Schedule I of the Offer to Purchase ("Directors and Executive Officers of Career Holdings, Inc., CB Acquisition Corp., Tribune Company and KnightRidder.com, Inc.") is hereby amended to state in its entirety the following:

     "Directors and Executive Officers of Career Holdings, Inc., CB Acquisition Corp., Tribune Company and KnightRidder.com, Inc. and Biographical Information of Robert J. McGovern and James A. Winchester."

   Schedule I of the Offer to Purchase ("Directors and Executive Officers of Career Holdings, Inc., CB Acquisition Corp., Tribune Company and
KnightRidder.com, Inc. and Biographical Information of Robert J. McGovern and James A. Winchester") is hereby amended and supplemented by adding the following thereto:

     "Biographical Information of Robert J. McGovern and James A. Winchester

     The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each of Robert McGovern and James Winchester. The business address of each such person is c/o CareerBuilder, Inc., 10780 Parkridge Boulevard, Suite 200, Reston, Virginia 20191, and each such person is a citizen of the United States of America. Neither Mr. McGovern nor Mr. Winchester has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and neither Mr. McGovern nor Mr. Winchester have been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          Person                             Principal Occupation
          ------                             --------------------
     Robert J. McGovern...... Chairman of the Board of Directors, President and
                              Chief Executive Officer of CareerBuilder since
                              its founding in November 1995. Prior to November
                              1995, he served as Vice President and General
                              Manager of the Availability and Performance
                              Group, a division of Legent Corporation, a
                              systems software company.

     James A. Winchester..... Senior Vice President of Engineering and Chief
                              Technology Officer of CareerBuilder since
                              November 1995. Prior to November 1995, Mr.
                              Winchester was employed by Legent Corporation,
                              most recently as a Director of Product
                              Development."

Item 5 ("Past Contacts, Transactions, Negotiations and Agreements").

   Item 5 of the Schedule TO is hereby amended and supplemented as follows:

     (a) The paragraph under the subsection titled "Recommendation of the Independent Committee and the CareerBuilder Board; Fairness of the Transaction" under Section 1 of the Offer to Purchase ("Special Factors") is hereby amended and supplemented by adding the following thereto:

       "In particular, CareerBuilder believes that the Offer and the Merger are advisable, fair and in the best interests of the CareerBuilder stockholders who are unaffiliated with the proposed acquirors."

      (b) The paragraph under the subsection titled "Recommendation of the Independent Committee and the CareerBuilder Board; Fairness of the Transaction" under Section 1 of the Offer to Purchase ("Special Factors") is hereby amended and supplemented by adding the following thereto:

       "In particular, CareerBuilder believes that the Offer and the Merger are advisable, fair and in the best interests of the CareerBuilder stockholders who are unaffiliated with the proposed acquirors."

Item 6 ("Purpose of the Transaction and Plans or Proposals").

   Item 6 of the Schedule TO is hereby amended and supplemented as follows:

     The paragraph under the subsection titled "Recommendation of the Independent Committee and the CareerBuilder Board; Fairness of the Transaction" under Section 1 of the Offer to Purchase ("Special Factors") is hereby amended and supplemented by adding the following thereto:

       "In particular, CareerBuilder believes that the Offer and the Merger are advisable, fair and in the best interests of the CareerBuilder stockholders who are unaffiliated with the proposed acquirors."

   The subsection titled "Purpose and Structure of the Offer and the Merger; Reasons of Career Holdings for the Offer and the Merger" under Section 1 of the Offer to Purchase ("Special Factors") is hereby amended to state in its entirety the following:

     "Purpose and Structure of the Offer and the Merger; Reasons of Career Holdings, Purchaser, Tribune, KnightRidder.com, Robert J. McGovern and James A. Winchester for the Offer and the Merger.

     The purpose of Career Holdings, Tribune and KnightRidder.com in undertaking the Offer and the Merger is for Career Holdings and its subsidiaries to acquire all of the outstanding Shares. Upon the consummation of the Merger, CareerBuilder will become a wholly owned subsidiary of Career Holdings. The acquisition of Shares has been structured as a cash tender offer followed by a cash merger to effect a prompt and orderly transfer of ownership of CareerBuilder from the public stockholders to Career Holdings and provide stockholders with cash for all of their Shares. Robert McGovern's and James Winchester's purpose for engaging in the transaction is to allow the purchase of CareerBuilder by Career Holdings.

     Proceeding with the Offer and the Merger at this time would also, in the view of Career Holdings, Purchaser, Tribune, KnightRidder.com, Robert McGovern and James Winchester, afford CareerBuilder's stockholders an opportunity to dispose of their Shares at a premium over market prices.

     Career Holdings, Purchaser, Tribune, KnightRidder.com, Robert McGovern and James Winchester have concluded that the Offer and the Merger, including the Offer Price to be received by stockholders of CareerBuilder, are fair to the holders of the Shares (other than Messrs. McGovern and Winchester) based upon the factors described above under "Position of Career Holdings, Purchaser, Tribune, KnightRidder.com, Robert McGovern and James Winchester Regarding Fairness of the Offer and the Merger."

   The first paragraph under the subsection titled "Plans for CareerBuilder After the Offer and the Merger" under Section 1 of the Offer to Purchase ("Special Factors") is hereby amended and supplemented by adding the following thereto:

     "As a result of the consummation of the Offer and the Merger, CareerBuilder will no longer be a publicly-held company, but will instead be a private company and a wholly-owned subsidiary of Career Holdings. The current stockholders of CareerBuilder will no longer have any equity interest in CareerBuilder; however, Robert McGovern and James Winchester will have an indirect interest in CareerBuilder as a result of their equity interest in Career Holdings. See "Special Factors--The Employment Agreements" and "Special Factors--Interests of Certain Persons in the Offer and in the Merger."

   The second paragraph under the subsection titled "Plans for CareerBuilder After the Offer and the Merger" under Section 1 of the Offer to Purchase ("Special Factors") is hereby amended and supplemented by adding the following after the third sentence thereto:

     "The CareerPath Merger will occur after the CareerBuilder Merger. CareerPath is a private company that is currently owned by Tribune, Knight-Ridder.com, The New York Times Company, The Washington Post Company, Cox Newspapers, Inc., Gannett CP, Inc. and the Hearst Corporation. The CareerPath Merger is being effected so that CareerPath and CareerBuilder will be under common ownership by Career Holdings, with Tribune, KnightRidder.com, Robert McGovern and James Winchester, indirectly owning the entire interest in both companies. Career Holdings, Tribune and KnightRidder.com believe that this ownership structure will simplify and streamline both businesses' operations and allow for more efficient management."

Item 8 ("Interest in Securities of the Subject Company").

   Item 8 of the Schedule TO is amended and supplemented as follows:

      (a) The title of Section 10 of the Offer to Purchase ("Certain Information Concerning Career Holdings and CB Acquisition Corp.") is hereby amended to state in its entirety the following:

       "10. Certain Information Concerning Career Holdings, CB Acquisition Corp., Tribune, KnightRidder.com, Robert J. McGovern and James A. Winchester."

   The second paragraph under Section 10 of the Offer to Purchase ("Certain Information Concerning Career Holdings, Tribune, KnightRidder.com, Robert J. McGovern and James A. Winchester") is hereby amended and supplemented by adding the following after the second sentence thereto:

     "The CareerPath Merger is expected to be consummated after the CareerBuilder Merger."

   The fifth paragraph under Section 10 of the Offer to Purchase ("Certain Information Concerning Career Holdings, Tribune, KnightRidder.com, Robert J. McGovern and James A. Winchester") is hereby amended to state in its entirety the following:

     "The name, citizenship, business address, business telephone number, principal occupation or employment and five-year business history of each of the directors and executive officers of Career Holdings, Purchaser, Tribune and KnightRidder.com and of each of Robert McGovern and James Winchester are described in Schedule I hereto."

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         SCHEDULE TO AND SCHEDULE 13E-3

                                          Career Holdings, Inc.

                                                      David D. Hiller
                                          By: _________________________________
                                          Name: David D. Hiller
                                          Title: President and Assistant
                                           Secretary

                                          CB Acquisition Corp.

                                                      David D. Hiller
                                          By: _________________________________
                                          Name: David D. Hiller
                                          Title: President and Assistant
                                           Secretary

                       SCHEDULE 13E-3

                                          CareerBuilder, Inc.

                                                      James A. Tholen
                                          By: _________________________________
                                          Name: James A. Tholen
                                          Title:  Senior Vice President and
                                                  Chief Financial Officer

                                          Tribune Company

                                                      Mark W. Hianik
                                          By: _________________________________
                                          Name: Mark W. Hianik
                                          Title: Vice President

                                          KnightRidder.com, Inc.

                                                         Tally Liu
                                          By: _________________________________
                                          Name: Tally Liu
                                          Title: Vice President of Finance and
                                           Operations

                                                      Robert McGovern
                                          By: _________________________________
                                          Name: Robert McGovern

                                                     James Winchester
                                          By: _________________________________
                                          Name: James Winchester

Date: August 17, 2000

Holdings, Purchaser, Tribune and KnightRidder.com and of each of Robert McGovern and James Winchester are described in Schedule I hereto."

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         SCHEDULE TO AND SCHEDULE 13E-3

                                       Career Holdings, Inc.



                                       By:          David D. Hiller
                                          --------------------------------------
                                       Name:  David D. Hiller
                                       Title:  President and Assistant Secretary


                                       CB Acquisition Corp.



                                       By:          David D. Hiller
                                          --------------------------------------
                                       Name:  David D. Hiller
                                       Title:  President and Assistant Secretary



                                SCHEDULE 13E-3

                                       CareerBuilder, Inc.



                                       By:          James A. Tholen
                                          --------------------------------------
                                       Name:  James A. Tholen
                                       Title:  Senior Vice President and Chief
                                               Financial Officer

                                       Tribune Company



                                       By:          Mark W. Hianik
                                          --------------------------------------
                                       Name:  Mark W. Hianik
                                       Title:  Vice President

                                       KnightRidder.com, Inc.



                                       By:          Tally Liu
                                          --------------------------------------
                                       Name:  Tally Liu
                                       Title:  Vice President of Finance and
                                               Operations

                                       By:          Robert McGovern
                                          --------------------------------------
                                       Name:  Robert McGovern



                                       By:          James Winchester
                                          --------------------------------------
                                       Name:  James Winchester


Date:  August 17, 2000